Exhibit 12.1

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	Year Ended December 31,					Nine Months Ended Sept. 28, 2008
	2003	2004	2005	2006	2007
Income from continuing operations before taxes per statements of income	732	533	1,366	1,791	2,225	1,888

Add:
Fixed charges	618	490	392	365	294	179
Amortization of capitalized interest	—	1	1	2	3	4

Less:
Capitalized interest	3	1	5	5	6	8

Income as adjusted	1,347	1,023	1,754	2,153	2,516	2,063

Fixed charges:
Portion of rents representative of interest factor	76	77	82	88	92	74
Interest on indebtedness	539	412	305	272	196	97
Capitalized interest	3	1	5	5	6	8

Fixed charges	618	490	392	365	294	179

Equity security unit distributions	15	5	—	—	—	—

Combined fixed charges	633	495	392	365	294	179

Ratio of earnings to combined fixed charges	2.1	2.1	4.5	5.9	8.6	11.5